UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A
(Amendment No. 4)
(Mark One)
☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 1-33632
BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
Bermuda
(Jurisdiction of incorporation or organization)
Canon’s Court
22 Victoria Street,
Hamilton, HM 12, Bermuda
(Address of principal executive office)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Limited Partnership Units	New York Stock Exchange
     Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐	No ☑
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
     Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐	Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☑

PRELIMINARY NOTE
     The sole purpose of this amendment is to file Exhibit 4.1 to the registration statement as indicated in the Index to Exhibits of this amendment. No other change is made to this registration statement. Accordingly, this amendment consists only of the facing page, this preliminary note and the Index to Exhibits of the registration statement.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, Brookfield Infrastructure Partners Limited

Dated: December 18, 2007	By:	/s/ James Keyes

		Name:	James Keyes
		Title:	Director

INDEX TO EXHIBITS

Number	Description
1.1	Certificate of registration of Brookfield Infrastructure Partners L.P., registered as of May 29, 2007.*

1.2	Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated December 4, 2007.*

2.1	Equity Commitment, dated December 4, 2007, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P. and Brookfield Infrastructure L.P.*

4.1	Second Amended and Restated Limited Partnership Agreement for Brookfield Infrastructure L.P., dated December 4, 2007.

4.2	Master Services Agreement, dated December 4, 2007, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Asset Management Barbados Inc. and others.*

4.3	Relationship Agreement, dated December 4, 2007, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Group Inc., Brookfield Infrastructure L.P., Brookfield Infrastructure Group Corporation and Brookfield Asset Management Inc. and others.*

4.4	Registration Rights Agreement, dated December 4, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Asset Management Inc.*

4.5	Trademark Sublicense Agreement, effective as of May 21, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Global Asset Management Inc.*

4.6	Master Purchase Agreement, dated June 18, 2007, between Brookfield Infrastructure Partners Limited and Brookfield Asset Management Inc.*

4.7	Purchase Agreement, dated June 16, 2006, by and among HQ Puno Ltd, Hydro-Quebéc International Transmisión Sudamérica S.A., Hydro-Québec International Inc., Rentas Electricas IV Limitada and Rentas Eléctricas III Limitada. Certain portions of Exhibit 4.7 are omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.*

4.8	Trademark Sublicense Agreement, effective as of August 17, 2007, between Brookfield Infrastructure L.P. and Brookfield Global Asset Management Inc.*

4.9	Securities Purchase Agreement, dated November 19, 2007, between Brookfield Asset Management Inc. and Brookfield Infrastructure Holdings (Canada) Inc.*

4.10	Securities Purchase Agreement, dated November 16, 2007, between Brookfield Asset Management Inc. and BIP Bermuda Holdings III Limited.*

4.11	Securities Purchase Agreement, dated November 20, 2007, between Brookfield Longview Holdings LLC and Brookfield Infrastructure Corporation.*

4.12	Debt Purchase Agreement, dated November 20, 2007, between Brascan (US) Corporation and Brookfield Infrastructure Corporation.*

4.13	English summary of the Amended and Restated Payment-in-Kind Agreement, dated November 5, 2007, between Brascan Brasil Ltda. and Brookfield Brasil TBE Participações Ltda.*

4.14	Asset Purchase Agreement dated December 11, 2007, between Great Lakes Power Limited and Great Lakes Power Transmission LP.*

4.15	Agreement Relating to the Indirect Acquisition of Longview, dated December 4, 2007, between Brookfield Infrastructure Corporation and Brookfield Asset Management Inc.*

8.1	List of all subsidiaries of Brookfield Infrastructure Partners L.P. (incorporated by reference to the information contained in Exhibit 12.1 of this registration statement under the heading “Ownership and Organizational Structure”).*

12.1	Preliminary Canadian prospectus and U.S. Information Statement, dated November 20, 2007, of Brookfield Infrastructure Partners L.P.*

15(a).1	Consent of Deloitte & Touche LLP dated December 12, 2007.*

15(a).2	Consent of Ernst & Young Ltda. dated December 11, 2007.*

15(a).3	Consent of KPMG LLP dated December 11, 2007.*

15(a).4	Consent of PricewaterhouseCoopers LLP dated December 12, 2007.*

15(a).5	Consent of PricewaterhouseCoopers dated December 10, 2007.*

*	Previously filed.

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